02046268

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30204

For June 12 to 26, 2002 6/26

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: July 19, 2002

By: [signature]

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ

Internet Initiative Japan

For Immediate Release

IIJ Expands IPv6 Network

-- Established New Link to JPNAP6, the latest IPv6-capable IX in Tokyo --

TOKYO, June 28, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it has expanded its IPv6 network by establishing a new link to JPNAP6, the latest IPv6 (Internet Protocol Version 6)-capable IX (Internet eXchange point) in Tokyo, with a bandwidth of 100Mbps.

JPNAP6 is a commercial IX service that was launched by IIJ's 26.0% affiliate, Internet Multifeed Co. ("MFEED") as of June 28, 2002. With the link to JPNAP6, IIJ has expanded its IPv6 backbone network with links to six IPv6-capable IXs throughout Japan and the United States, namely JPNAP6 (Tokyo, 100Mbps), NSPIXP6 (Tokyo, 100Mbps), NY6IX (New York, 100Mbps), 6IIX-NY(New York, 100Mbps), PAIX Palo Alto (Palo Alto, 100Mbps) and 6TAP Palo Alto (Palo Alto, 100Mbps).

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About MFEED

Internet Multifeed Co. (MFEED) was established in September 1997 by IIJ group, NTT group and leading content providers in Japan. MFEED has operated a data center in Tokyo, which especially designed to handle the ever-increasing flow of Internet traffic smoothly and efficiency by realizing high-speed and high-volume distribution to end users. MFEED also started commercial IX services called JPNAP in May 2001.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Group to Strengthen Streaming On Demand Channel Service

Tokyo, July 1, 2002 -- Internet Initiative Japan (IIJ, NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that IIJ Media Communications ("IIJ-MC"), the Company's 50.1% owned subsidiary specializing in web-media communications, upgraded its Streaming On Demand Channel, a hosting service dedicated to streaming media, as of July 1. More specifically, an authentication function and Windows Media and Quick Time compatibility will be added to the existing service, while the number of simultaneous connectivity licenses will be expanded from 10 to 40.

The Streaming On Demand Channel service was launched in August 2000, and has provided multimedia data transmission over the Internet, mainly for corporate PR and IR activities, distance learning, lectures and other events. This upgrade adds Windows Media and Quick Time to the compatible streaming applications lineup, enabling the transmission of streaming data to an even wider range of end-users. In addition, expanding the number of licenses to 40 will enhance service performance with respect to the number of simultaneous access from end users. The addition of an authentication function will allow customers to develop member-only services for content using streaming technology. The initial fee and monthly fee for the service remains JPY50,000 and JPY99,000, respectively.

About IIJ-MC
IIJ Media Communications (IIJ-MC) was established by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sumitomo Corp., Itochu Corp., Tokyu Corp. and other shareholders to offer expert services to web-media content creation and communications over the Internet. Its core business is providing total support for customer's contents and systems, particularly those customers who engage in e-commerce and related activities. IIJ-MC engages in research and development of the newest technologies for media communications, such as streaming technologies including multicast and portal service applications, and incorporates the technologies into various applications.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 3

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Enhances IIJ*mio* Personal Domain Service with gTLD Domains

TOKYO, July 2, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company has added gTLD domain (com, net, org) suffixes to its personal domain registration applicable for the IIJ*mio* Personal Domain Service, an individual-oriented e-mail and Web hosting service, effective July 2, 2002. In addition to the existing "jp" domain names, customers will now be able to set up web pages and email addresses using their personal domain name with a gTLD suffix.

The IIJ*mio* Personal Domain Service was launched in March 2002 as the sixth lineup in the IIJ*mio* series for individuals. The initial charge for the IIJ*mio* Personal Domain Service remains at JPY5,000, which will be waived for customers who subscribe during the campaign period, ending August 31, 2002. The basic monthly fee also remains at JPY3,800.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 4

For Immediate Release

IIJ Ties with Sendmail and BoldFish to Launch Japan's Largest-scale Opt-in Mail Transmission System

TOKYO, July 17, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that it has launched Japan's largest-scale opt-in mail transmission system primarily for service providers. The system, which has a transmission capacity of more than two million messages per hour, was developed in cooperation with Sendmail, Inc., a leading U.S.-based email systems developer, and BoldFish, Inc., a leading U.S.-based outbound messaging solutions provider. The groundbreaking system's functionality includes a flexible "one-to-one" function allowing mail to be personalized for each recipient, as well as configuration options that allow senders to control message transmission and delivery time, alleviating network bottlenecks.

"I'm pleased to introduce the new message solution system as part of our total solutions strategy," said Koichi Suzuki, President and CEO of IIJ. "Combined with the high speed transmission technology of Sendmail and BoldFish's personalizing and bounce analysis technology, I believe the system's greater scalability and message control mechanisms will be well received in the market as an optimal solution for today's messaging business."

"Sendmail is delighted to work with IIJ and BoldFish in providing a high performance messaging system capable of delivering millions of personalized messages for one-to-one interaction, such as opt-in email campaigns," said Dave Anderson, president and CEO of Sendmail, Inc. "Sendmail's expertise in building high volume, enterprise-class email systems is the perfect compliment to BoldFish's messaging solutions, providing IIJ with a complete, scalable and manageable email service infrastructure."

"We're proud to partner with IIJ to deliver a world-class email messaging system. As Japan's premiere solutions provider, IIJ required a high-end enterprise solution that would tightly integrate its network to manage and deliver millions of personalized messages – this is the kind of infrastructure challenge that BoldFish was designed to master. We're delighted to work with SendMail and IIJ and look forward to the long term success of the mail transmission system," said Barbara Tallent, CEO of BoldFish.

The system is already in service for various service providers including E-Agency, IIJ Media Communications Inc. (IIJ's 50.1% subsidiary) and IIJ Technology Inc. (IIJ's 64.1% subsidiary). Charges for the system depend on customers' requirements for transmission scale.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About Sendmail

Sendmail, Inc. builds the most powerful and secure email systems for large enterprises and service providers who depend on email to run their business. With proven technology and unmatched expertise, Sendmail works with customers to address their most complex messaging challenges. The result is dependable email infrastructure that is easy to manage and built to grow. The company is headquartered in Emeryville, Calif., with offices and distributors in Europe, Asia Pacific and North America. For more information on Sendmail, Inc., visit its Web site at www.sendmail.com or call 1-87-SENDMAIL or 1-877-363-6245.

About BoldFish

BoldFish takes organizations beyond email marketing by providing an enterprise-class outbound messaging solution that integrates tightly with existing systems and enables new ways to improve communication with prospects, customers, partners, investors, and employees. BoldFish solutions offer industry-leading scalability, advanced reporting, no-fail email, triggered event mailings, scheduled mailings, and integration with all standard databases. With an architecture and product that enables the sending of millions of messages, BoldFish has a unique "opt-in" philosophy and incorporates an anti-spam clause in its licensing. Headquartered in Santa Clara, California, BoldFish is privately held and is venture-funded by Alloy Ventures and the Mayfield Fund. Learn more about BoldFish online at www.BoldFish.com.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:

Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

Ms. Barbel French, Sendmail, Inc., Director Corporate Communications
Tel: +81-3-5304-1827 E-mail: marketing-japan@sendmail.com URL: http://www.sendmail.com/jp

Mr. Scott Hetherington, BoldFish, Inc. Director of Marketing Communications
Tel: 408-236-3651 E-mail: marketing@boldfish.com URL: http://www.BoldFish.com

EXHIBIT 5

For Immediate Release

IIJ Group to Discuss with PoweredCom for Possible Integration of Operations

Tokyo, July 18, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) and Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today confirmed that IIJ and Crosswave have been exploring the possibility of integrating their business operations with PoweredCom, Inc. ("PoweredCom"), while the parties have not yet entered into any memorandum of understanding and the proposed terms of any such memorandum of understanding or of any possible integration have not yet been determined.

Certain news media reported today a possible alliance or business integration between IIJ and PoweredCom.

The parties stated that the aim of such potential business integration would be to build a strong organization, maximizing synergies achieved through the integration of the business resources and expertise of these companies. Through any such potential business integration, the parties would aim to take the lead in accelerating Japan's technological innovation and advancement in the telecommunications market, in order to meet the challenges and opportunities arising from structural changes in the market. The parties expect to come to an agreement by the end of December 2002.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About Crosswave
Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

About PoweredCom

PoweredCom is a 32.06% owned affiliate of Tokyo Electric Power Company, Incorporated. PoweredCom provides data communications services, utilizing a nationwide optical fiber network owned and operated by PNJ Group, a consortium of PoweredCom and telcom business subsidiaries of ten regional electric power companies. PNJ Group has one of Japan's largest optical fiber network stretching over 200,000 kilometers nationwide. PoweredCom offers one-stop solutions for data communication services and leased-line services to business clients, including WAN Ethernet service, point-to-point Ethernet service, IP-VPN (virtual private network) service, and Internet access and data center services.

The statements within this release contain forward-looking statements about IIJ Group's (specifically, IIJ and Crosswave) future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements include changes in the competitive environment, changes in the strategy, results of operations or financial condition of any of the companies involved and other factors.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

Ms. Kayoko Miyako, Crosswave Investor Relations Office
Tel: +81-3-5205-4580 E-mail: ir@cwc.co.jp URL: http://www.cwc.co.jp/